Filed by Atlantic Captial Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Security Group, Inc.

Commission File No.: 000-49747

Date: March 31, 2015

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Atlantic Capital Bank

Moderator: Doug Williams

March 26, 2015

10:30 a.m. ET

OPERATOR:	This is Conference #: 12739455

Operator:	Good morning. My name is Michelle, and I will be your conference operator today.

At this time I would like to welcome everyone to the Atlantic Capital/First Security Group Merger Conference Call.

All lines have been placed on mute to prevent any back ground noise.

After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time simply press star then the number one on your telephone key pad. If you would like to withdraw your question please press the pound key.

I would now like to turn the call over to Mr. Doug Williams, Chief Executive officer of Atlantic Capital’s Bancshares. Please go ahead sir.

Dough Williams:	Thank you, Michelle, and good morning everyone. Welcome to the Atlantic Capital/First Security Group Merger Call.

As (Michelle) mentioned, I am Doug Williams, Chief Executive Officer of Atlantic Capital, and with me here today are Mike Kramer, President and Chief Executive Officer of First Security Group, Carol Tiarsmith, Executive Vice President and Chief Financial Officer of Atlantic Capital, and John Haddock, Executive Vice President and Chief Financial Officer of First Security.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Yesterday evening we released to BusinessWire, and posted to our respective company websites the announcement of our merger agreement. Earlier today an investor presentation was posted on the websites, and is available to you.

Prior to beginning our presentation I would like to draw your attention to the forward looking statements disclaimer on pages two and three of the presentation, and further remind you that FSGI is a public company governed by regulations regarding disclosure of financial information. Also, while Atlantic Capital is private, we plan to seek registration of our common stock with the Securities and Exchange Commission. Accordingly, our discussion this morning will be generally limited to financial information—to information contained in the release and the investor presentation. Additional information will be available in subsequent filings.

First, I would like to ask Mike Kramer to provide some background to our discussions, and share his perspective on why this is a good deal for First Security and its shareholders.

Mike?

Mike Kramer:	Thanks Doug.

Good morning.

Late last summer Doug and I were introduced, and began sharing our respective business models along with the aspirational goals for our companies with one another. We both quickly understood the compelling nature of a potential combination, and we believe that’s true for the following reasons.

First of all we believe that FSGI’s small business approach could be extremely successful with the benefit of being delivered out of Atlantic Capital’s existing platform in the ninth largest metropolitan area in the country, which is Atlanta.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Two, Atlantic Capital’s corporate banking approach and model, we believe, will be extremely successful while being delivered out of FSGI’s platform in East Tennessee, and North West Georgia, plus the resulting capital base, even with conservative hold limits, allows for the ability to truly bank middle market clients.

Three, it’s fair to say that our balance sheets are relative mirror images of one another, and the combination provides a stronger mix of deposits, and a loan composition base that neither bank could achieve on its own in a realistic time frame.

Lastly, over the last several years FSGI has closed nearly 30 percent of our branches. Leveraging off of Atlantic Capital’s strategy of meeting client needs through better banking technology, we believe there will be continued opportunities to rationalize our branch footprint, and our infrastructure costs, which are largely driven by that branch footprint.

We will cover our—we will cover in more detail the background of the statements, but suffice to say that we believe that combined company can be stronger than either bank could be on its own.

Doug Williams:	Thank you, Mike.

Atlantic Capital’s aspiration since its inception has been, and is, to build a South East Regional Business and Private Banking Company.

We have explored several merger opportunities over recent months. This one met our objectives by: 1) adding diversity in geography and capability to better balance our business model, and provide new opportunity, particularly to respect to the deposit gathering.

As rates rise and new capital and liquidity regulations affecting large banks are implemented, we believe the deposit gathering challenge for smaller banks will intensify. Gaining access to the more granular small businesses deposit gathering channel was a strategic priority for us.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

2), providing new capital and size to strengthen our competitive position, better leverage our infrastructure, and become a viable public company candidate was important. And, 3), gaining access to public company liquidity and strategic opportunities without a potential IPO discount was an important objective for our shareholders.

We believe we are meeting these three objectives in a way that will benefit our shareholders strategically, and with financially compelling results.

Now let’s look at the presentation beginning on page four.

The new Atlantic Capital will be headquartered in Atlanta Georgia. We are seeking a listing on the NASDAQ Global Select Market. We will have 27 offices along an expanded footprint along the commercially attractive commercial I-75 corridor.

Based on 12/31/14 numbers, the combined company would have $2.4 billion in assets, $2 billion in deposits, and a billion seven in total loans.

The company will have strengths with a broad commercial lending platform, significant fee income businesses, and a diversified funding mix.

Page five outlines the strategic rationale for the combination. The two companies have complementary strengths. Atlantic Capital has developed strength in corporate banking, commercial real-estate finance, and private banking, and has established access to corporate treasury management and private banking deposit channels. First Security has built strength in small business and specialty commercial lending, and has an attractive small business and retail deposit franchise.

The two companies have complimentary interest rate risk positions, and we believe the combined company is well situated for an increase in interest rates.

We have an attractive South Eastern Regional footprint with continuous market expansion along the commercially attractive I-75 corridor. Atlanta has a high density of small businesses and commercial enterprises, and the Chattanooga and Knoxville metropolitan areas have diversified manufacturing and service economies.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

The two companies have strong risk management records, and complimentary—and leadership teams with complementary strengths. We believe the combination presents compelling financial results enhancing both banks’ plans to expand with diversified revenue opportunities. There are significant cost saving opportunities identified, which will provide the basis for substantial earnings per share accretion. Revenue synergy opportunities have been identified given the increased scale and the complimentary business mix of the two companies.

We have structured the transaction to retain a significant portion of FSGI’s net operating losses. The resulting company will have strong regulatory capital ratios, which will sustain robust loan origination trends and opportunities in both companies in all our markets.

Page six. To summarize the transaction, FSGI will merge with and into Atlantic Capital to create the new Atlantic Capital Bancshares. Atlantic Capital Bank will merge with and into FSG Bank NA to retain important tax benefits at FSG. We value the transaction of approximately $160 million. The consideration mix is 60 percent common stock, and 40 percent cash.

FSGI’s shareholders will have an election opportunity to select stock based on the fixed exchange ratio of .188 shares of Atlantic Capital for each share of First Security, or cash equal to $2.35 per share. Atlantic Capital plans to register its securities with the SEC, and seek a listing on the NASDAQ Global Select Market concurrent with closing of the transaction.

We’ve arrange a $25 million common equity private placement at $12.60 per share with the Trident IV funds managed by Stone Point Capital. Remaining proceeds to fund the cash election of the transaction will come from cash, and alternative sources of debt and equity financing. Existing FSGI stock options will be exchanged for ACBI options, and pro-forma ownerships of the new company will be approximately 54 percent Atlantic Capital, 33 percent First Security, and Stone Point will own 13.5 percent of the company including existing shares owned, and shares to be newly issued.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Atlantic Capital’s largest shareholder, BankCap Partners, will own 17 to 18 percent of the new company on a combined basis.

The leadership of the new company will be Doug Williams as Chief Executive Officer and a Director, Mike Kramer will be President, Chief Operating Officer, and a Director, and other key management positions will be announced in the days and weeks to come. The board of directors will consist of eight nominees from Atlantic Capital, and five nominees from First Security. Sonny Deriso, the current Chairman of Atlantic Capital, will serve as Chairman of the new company.

The headquarters of the holding company will be Atlanta, Georgia, and the legal domicile of the bank will be Chattanooga Tennessee.

The company will operate as Atlantic Capital Bancshares. The bank will be renamed Atlantic Capital Bank NA, and the two companies will operate with their legacy brands in their respective markets.

We expect to receive customary regulatory and shareholder approvals in the late—and close the transaction late in the third quarter or early in the fourth quarter of 2015.

Now I would like Mike Kramer as the perspective Chief Operating Officer of the company with responsibility for our markets and lines of business to talk about our markets and lines of business.

Mike?

Mike Kramer:	Thanks Doug.

We believe that the transaction presents extremely attractive market demographics.

First of all, Atlantic’s market diversity, the sheer size, and its recovery as measured along any number of economic indicators is compelling.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Chattanooga, Knoxville, and East Tennessee have all been economic good news stories now for several years. Probably, however, what we like best is the competitive landscape. In all three primary markets the top three banks, as measured by market share, hold between 50 and 60 percent of that share. All three are super regionals whom we believe we are well equipped to compete with.

How we will compete is demonstrated on page nine of the package. We believe an effective business banking strategy depends upon effective execution along four specific lines of business; first, given our markets, and give the size bank we are, and who our competitors are we are first and foremost a community business bank. We believe we can leverage the small business lending expertise that FSGI has developed along our continued market focus, as well as into the Atlanta market.

We believe that our branches represent, really, a primary value as a place to house small business bankers. We believe that continued rationalization of our branch network in our East Tennessee, and North West Georgia footprint, and a small expansion of that branch office network in the Atlanta market can be compelling.

Lastly, we believe that as a business bank it’s imperative that we continue to leverage the mobile banking capabilities, particularly the electronic banking technology that Atlantic Capital has developed across our markets, as well as enhance them within the Atlanta Metro.

From a commercial banking standpoint we believe that we have the capacity as a result of a combined balance sheet to be a true player in the regional market corporate banking environment. We believe that commercial real-estate will continue to be an important part of the mix.

Selected capital markets, and specifically treasury management services, are compelling and require a product and service capacity to be a true middle market banking company, as well as a primary differentiator amongst the business banking community.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Thirdly, we believe that if we are serious about being a business bank we can’t address the true needs of owner managed, or professionally managed small to medium sized businesses without having a robust private banking practice that combines both private banking along with trust and wealth management services.

We believe residential mortgage also fits into this box as our approach at FSGI has been to build a private banking mortgage business. We think that the development, or candidly, the rollout of that product and service into the Atlanta market is compelling.

Lastly, specialty lending comprised of the SBA businesses, franchise loan capacity, and what is described in your book as credit tenant loans. For those of you who know the FSGI story, you know this as the TriNet business, which is banking credit tenants on a national basis, can be critical to how we manage the balance sheet, and particularly the income statement.

The deposit mix and the diversified loan mixe that are shown on page 10 and 11 demonstrate clearly what I referred to in my opening comments, that the balance sheets of these relative companies are effective mirror images We believe that the combined bank, which as shown on the deposit mix slide, demonstrates that our continued emphasis on transaction accounts, and a lower reliance on less attractive deposits in the form of brokerage, jumbo, and retail time deposits makes for not just an effective funding mix, but also an improvement in overall risk management for both companies.

The diversified loan mix continues the story. We believe that the combined balance sheet not only demonstrates the continued emphasis on C&I and owner occupied loans, but also the benefit of a predictable growth of CRE, and 1-4 family loans leads to a more balanced balance sheet, if you will.

Ultimately we believe that the attractive two year compounded annual growth rates that are demonstrated with both companies are definitely sustainable, particularly given the market dynamics, and the addition of complementary products and services for each company’s bankers.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Now with that I will turn it over to Carol to discuss comprehensive due diligence.

Carol Tiarsmith:	Thanks, Mike:

Both Atlantic Capital and First Security performed comprehensive due diligence. The due diligence included the customary financial, operational, and credit due diligence. Within financial due diligence we reviewed our credit and interest rate mark, we did a detailed estimate of cost savings and onetime merger costs. We also analyzed the impact of various interest rates environments.

In terms of operational due diligence, one of our primary focus areas was a review of our core operating platform and IT infrastructure. This gave us good view into the cost savings that we can expect. Our credit due diligence entailed a credit review conducted both by internal and third parties and also there’s an agreement within the two companies on the prospective underwriting guidelines.

Due to the large nature of FSG’s deferred tax asset we had extensive tax due diligence. We engaged third parties for their assistance, and they did a detailed analysis of the DTA and the potential impact from the 382 limitation.

And turn it over to John for the pro forma financial results.

John Haddock:	Thank you, Carol.

Turn to page 13 in your investor deck. This page provides an overview of key merger assumptions, and certain pro forma financial results.

First, starting on the key merger assumptions: we believe cost savings of $6 million, which represents 15 percent of FSG’s non-interest expenses base, can be fully realized in 2017, and 4.5 million, or 75 percent, realized during 2016. We have identified merger related expenses of approximately $10 million that are expected to be realized in the first quarter following the merger, or the fourth quarter of this year.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

As previously discussed, appropriate levels of credit due diligence were undertaken, and the total credit mark is estimated at $3.5 million net of an expected FSG allowance of $9.7 million at closing.

As anyone who follows FSG knows, our DTA represents a significant potential value, therefore the preservation of FSG’s NOL’s was critically important for the transaction. As reported in our 10K, the current value of FSG DTA’s is $61 million. The merger will create an ownership change, as Carol discussed, known as a 382 limitation. The value shown in the investor presentation is $49 million, which represents an 80 percent retention of the total DTA. However, this amount is determined in part by the long term rate that is published by the IRS on a monthly basis, therefore this amount, the $49 million, will continue to fluctuate up or down until closing.

One important statement on that note, while tangible book value may change, the regulatory capital ratios shown at the right will not change as NOL’s are fully deducted from regulatory capital.

As Doug discussed earlier, the transaction is a 60/40 stock cash split. To fund the cash component of the transaction, Atlantic Capital will issue $25 million of new common stock at $12.60 a share, and use various debt financing options for the remainder.

Now, turning your attention to the right side of the slide, which provides estimated pro forma results, we expect estimated pro forma 2016 EPS of between $.95 and $1.10 per share. We expect day one tangible book value to approximate $10.60 per share on approximately 23 million shares.

The new capital being issued by Atlantic Capital represents a 19 percent premium to tangible book value, which we believe provides strong evidence of the potential value that the combined institution can create. Speaking thereof, the pro forma balance sheet is expected to have $2.7 billion in assets, $1.9 billion in loans, $2.2 billion of deposits, and $265 million in equity.

The pro forma capital ratios are provided, and we believe that these represent appropriate capital levels to run the combined bank, and sufficient capital along with the projective earnings and DTA recovery to provide sufficient capital for the future growth.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

As you can see, this merger is truly transformational for both banks.

I will turn it back over to Doug to discuss further.

Doug Williams:	Thank you, John

On page 14 regarding our strategic priorities: on the completion of the transaction our first priority will be to complete the integration, and realize identified cost savings and revenue synergy opportunities. Specifically, we plan to integrate the operating platforms and product capabilities of the two companies.

We will consider divestiture of non-strategic offices in East Tennessee, and an accelerated opportunity to leverage combined technology and product capabilities for greater efficiency, and better customer service.

We will expand our middle market—our successful middle market corporate banking effort to East Tennessee and we are going to begin a focused small benefit effort in Atlanta with a limited office footprint. We will expand mortgage and trust, and wealth management opportunities to the Atlanta market.

Second, we will build a common culture between the two companies. with a common corporate mission, values, and cultural aspirations. We will choose leaders committed to our mission who demonstrate our values, and reach for our aspirations. Both companies have a deep bench of talent, and we intend to use this talent appropriately and efficiently to build an organization which encourages people to grow and perform at a high level.

Third, we will focus on key business combination opportunities, specifically with respect to the technology and product capabilities that Atlanta Capital has built taking those capabilities to the Tennessee markets, and the small business, wealth management, and mortgage capabilities of FSGI into the Atlanta market.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Four, we expect to achieve aggressive performance targets. Within twenty-four months our objective is to have a one percent return on average assets, and a twelve percent return on average tangible common equity.

To summarize, the two companies have complimentary business strengths. We operate in an attractive South Eastern regional market. The two companies have strong risk management records, and management teams with complimentary expertise. We believe the transaction will present—will produce compelling financial results for our shareholders.

Now I will be pleased to receive any questions you have.

Operator:	Anybody who has a question, please press star one on your telephone key pad. Again, that would be star one on your telephone key pad.

I do have one question from William Wallace. Please state your company.

Go ahead.

William Wallace:	Raymond James

Good morning, gentlemen. How are you?

Male:	Fine, thank you.

William Wallace:	Good.

So, really my biggest question is just I want to do my best to understand the pro forma EPS assumptions that you guys have in this slide deck of $.95 to $1.10, and I look at the pro forma balance sheet of 2.7 billion in assets, and 1.9 billion of net loans, which looks like that is about 10 percent loan growth for the first three quarters.

How do you expect, maybe, the loan growth to drive those EPS numbers, margin, and any expense savings associated with the combination of the company after the six million in cost cuts?

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Male:	Let me start, and then Carol and John can add some comments to that.

We assume that we will be able to sustain the loan growth trends that are currently in place at the two companies.

Second, the range that you see there is indicative of different interest rate forecasts. The combine company—the Atlantic Capital is very asset sensitive, FSG is less so, but the combined company will be quite asset sensitive. And so the level of interest rates will be a determinate of earnings. So, that’s the reason for the range you see there.

I will let Carol talk about the margin, and then John can comment as well.

Carol Tiarsmith:	Yes. I think just to start off Atlantic Capital’s net interest margin in 2014 was a 2.85%, and FSGI’s margin was a 3.36%. By simply combining the two we start off with a net interest margin of 3.08%. And in the slide deck, the last page, there is actually a table that has some information that is basically our asset liability sensitivity at various levels of rising rates, and it does mention—you can see from that chart that Atlantic Capital is highly asset sensitive. FSGI is also assets sensitive to a lesser degree, but again the company combined will be a little bit less asset sensitive, and will benefit significantly as rates rise.

(Inaudible)

William Wallace:	Good. Thanks.

Male:	I was just going to touch on the efficiency ratio, because that will also drive your model.

If you look at 2014 FSG’s efficiency was about 93 percent in the fourth quarter, Atlantic Capital’s was closer to 70 percent. Using the fourth quarter run rates as a guide, plus adjusting out for the $6 million in cost saves, you can see that a combined efficiency ratio is going to approximate 65 percent day one. But with cost savings and the revenue growth that we all expect the expectation is that the efficiency ratio is going to be in the low 60’s during 2016.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

William Wallace:	But that does not-that’s not included in that $.95 to $1.10 estimate, right?

No efficiencies on the revenue side?

Male:	No efficiencies on the revenue side. The $6 million in costs savings are in that number.

William Wallace:	So, you would hold the line on expenses then?

No further estimates?

Male:	Correct.

William Wallace:	OK.

And then maybe just to help as far as the interest rates assumption then, maybe you could tell me at the low end what the interest rate assumptions would be, and then at the high end what they are—could drive those two numbers?

Male:	Yes, at the low end we assume flat rates, and at the high end we assume the—forward LIBOR curve—one month LIBOR curve.

(William Wallace):	So the low end assumes no fed hike in 16?

Male:	Correct.

(William Wallace):	OK

Male:	No hike in 15 either.

Flat rates.

Male:	Yes

William Wallace	So then high end uses the forward curve

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

John Haddock:	Wally, you allude to an important point though, and lets double down on that.

Despite all of the synergistic talk that we went through relative to exporting products and services from one bank to the other, you’re correct that none of that from a numerical standpoint is baked in to any of the pro forma forecasts.

William Wallace:	Right, right.

And then, on the DTA you’re keeping a pretty sizable piece of it. That $49 million, I know it’s going to fluctuate based on the IRS long term rate that is published monthly, but have the accountants signed off on that DTA on being able to keep that $49 million assuming the current IRS long term rate?

Carol Tiarsmith:	Yes.

This is (Carol), and basically we had two big (four) accounting firms assist us with the tax due diligence, and yes they concur with the $49 million.

William Wallace:	OK, and how—I can probably look it up, but how volatile is that IRS long term rate?

John Haddock:	Wally, it changes every single month, and it has moved significantly just during the conversations of this potential merger, and so that’s why we highlighted that in the prepared remarks that it will fluctuate up or down.

When you look to a September or October closing date, and you look at the guidance that is currently out there from the Federal Reserve on potential interest rate increases between now and then, the expectation is that rate would be consistent with what is shown in the investor deck, potentially higher, although full disclosed that the value could also go down. Just as a general guide, it’s about $100,000.00 change per basis point.

William Wallace:	OK, that’s helpful. John, thank you.

I think that answers most of the question I have. Thanks, I appreciate your time.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

John Haddock:	Thank you, Wally.

Operator:	Your next question comes from Jonathan Elmi. Please state your company.

Your line is open.

Jonathan Elmi:	Hi, thanks guys. It’s Hutchin Hill Capital).

So just wanted to confirm real fast, housekeeping wise, that estimated tangible book value at close of 10.60. I mean, obviously that includes the DTA and the new capital that’s being raised?

Male:	Yes, that’s correct.

Jonathon Elmi:	And then, I guess, from there you are talking about the next bullet, the five year earned back on tangible book value dilution, just any quick color on how you calculate that?

Male:	Yes that is based on Atlantic Capital, looking at their standalone versus what the combined could do. And probably an important note on that, obviously tangible book earn back period in a small acquisition could be two to three years. This transaction is very different, as we have all discussed in our prepared remarks, it’s transformational, its two billion dollar banks coming together, and we really modeled this as a merger of equals, and that really extended that tangible book earned back.

But we strongly believe that the earnings created by the company is really significant, and benefits both shareholder groups.

Male:	The tangible book dilution is around three percent, and as the earnings accelerate, obviously, we think we can earn that back more quickly than we’ve modeled, but again, doesn’t include any of these revenue synergy opportunities, and fairly conservative estimates on cost savings too.

Jonathan Elmi:	I see.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

And what about the interest rate scenarios. So, I know that you get EPS range of $.95 to $1.10, is this just assuming sort of a mid-point of that, or how you do…

Male:	The range is defined by—on the low end, a flat rate scenario, on the high end an assumption of the forward one month LIBOR curve.

Jonathan Elmi:	Right, I got that. I just wanted to make sure. Maybe doesn’t matter, but I am just assuming you are taking the midpoint of that $.95 to $1.10 when you are calculating the five years? That’s all I was asking, sorry.

Male:	Actually that is calculated at the high end, because more of the earnings are coming—more of the earnings contribution is coming from Atlantic Capital than FSGI at that point. On the other hand—at the low end it’s a little bit more balanced.

Jonathan Elmi:	I see, I see. OK.

Ok, thanks guys. Appreciate the time.

Male:	Thanks, Jon.

Operator:	Your next question comes from Larry Callahan. Please state your company.

You line is open.

Larry Callahan:	Larry Callahan, Wheelhouse Securities.

I was wondering if you could give me a number on the annual limitation on the use of the NOL’s after the change in control. Is there a dollar number per year?

John Haddock:	Larry, great to speak to you. John Haddock here.

At this point additional information will be disclosed in the future. The $49 million is the number we are providing, and because of the fluctuation we don’t want to give any more specifics. But just in a general sense that 382 limitation includes two components. One, an annual limitation that you are

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

going to get for 20 years, and then a built in gain. And the built in gains are critically important, because if you look at the percentages you can get approximately 50 percent of that value back in the first five years.

And so that is important, and as additional documents come out we will provide more specific information.

Larry Callahan:	Do you have any other detail on the significant other assets of Atlantic that you show in your presentation?

Are those all tangible?

Carol Tiarsmith:	Yes.

Yes, we have a very small intangible. It is primarily bank owned life insurance.

Larry Callahan:	OK.

OK, thanks.

Male:	Thank you, Larry.

Operator:	Again, if anybody would like to ask a question please press star one on your telephone key pad.

Your next question comes from Kevin Reynolds. Please state your company.

Your line is open.

Kevin Reynolds:	Thank you.

Wunderlick Securities.

Good morning everyone.

Male:	Good morning, Kevin, how are you?

Kevin Reynolds:	I am doing great.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

How are you guys doing?

Male:	We’re pretty happy right now.

Kevin Reynold):	I imagine—I imagine so.

Congratulations on this deal.

I wanted to kind of go bigger picture for a second. It appears to me that when I look at the combination of the business models and balance sheet, all the financial stuff you’ve talked about, the markets you’re in, sort of the cultures, it seems like there is a pretty attractive bank that is being created here, financial institution being created here, once this deal gets done, and at roughly three billion, let’s say, in assets in 2016 your probably not at the finish line. It seems to me like there is potentially more opportunities to replicate this style of transaction in other markets.

Is there any way you could comment just generally on your appetite for something like that, and then maybe what kinds of markets might fit the business mix that you’re targeting out there, and maybe also the competitive landscape that you try to explore as well.

Male:	Yes, great question Kevin. You are a very perceptive guy.

We do see this transaction as forming the foundation for building the South East regional business and private banking concern that I mentioned at the outset. We do think that there will be other opportunities in time, and one of Atlantic Capital’s objectives in this transaction was to get a public currency so that we can execute on that strategy in time.

Our first priority is clearly to integrate the companies, and so we will be on the sidelines until we do that. Once we feel like we’ve got the integration comfortably in hand, we will be considering other opportunities as we move forward. We have been building dialogue with prospective partners across the South East over—for the last seven months, and we will continue to build that dialoged with a view toward executing on some of those opportunities in the future.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Kevin Reynolds:	OK, Ok.

And do you think—when you think the kinds of markets—maybe let me ask it a different way.

If you—when you go out there and compete every day in your market place, and you are trying to win that next relationship, what—do you compete better against smaller banks where customers have outgrown their capacity to lend, so therefore being a bigger bank helps you, or would you say that you really get excited at competing against the big—the regional—the super-regional banks where you can out service them, and if we were thinking about where you might head from here down the line—sort of markets that are top heavy with regional versus community banks that can’t serve the customer need anymore?

Male:	Yes, it’s really both. at legacy Atlantic Capital the opportunity has really been to compete effectively against the large banks by offering comparable capabilities and lending capacity, but a superior level of customer service.

I believe at FSGI there have been some opportunities, being a larger bank in a community market, to take business away from smaller banks.

Generally speaking, our—geographically our opportunities—the opportunities that we would want to pursue from here on out would be in other large metropolitan markets across the South East. Atlanta is a terrific market, the largest outside of South Florida in terms of density of small/mid-size businesses. Chattanooga/Knoxville reflect attractive second tier markets. On a combined basis they are maybe 20, 25 percent of size of Atlanta. There are, obviously, other key markets between the two size markets that would be attractive to us over time.

Kevin Reynolds:	OK, thank you very much.

Congratulations on the deal.

Atlantic Capital Bank

Moderator: Doug Williams

03-26-15/10:30 a.m. ET

Confirmation # 12739455

Male:	Thank you, Kevin.

Operator:	At this time I have no further questions in queue. I turn the call back over to Mr. Williams for closing remarks.

Dough Williams:	Thank you (Michelle), and thank you all for dialing in.

We look forward to talking with you in the days ahead.

Goodbye.

Operator:	Thank you everyone. This concludes today’s conference call.

You may now disconnect.

END